LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257

January 14, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:
Whitney Information Network, Inc.
Commission File Number 333-103156
Registration Statement on Form S-1

Attn:
Reggie Norris, Division of Corporation Finance

Dear Mr. Norris:

        On behalf of the above-captioned issuer, we herewith request withdrawal of the above-captioned Registration Statement on Form S-1, file number 333-103156, originally filed with the Commission on February 12, 2003.

        This request is being made pursuant to the provisions of Rule 477 under the Securities Act of 1933, as amended. We herewith confirm that no sales of the Company's securities covered by the Registration Statement have been made, and that this request for withdrawal is herewith communicated before the effective date of the Registration Statement.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,
/s/ GARY A. AGRON Gary A. Agron

GAA/jp